UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 34)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Subject Company)

NXP Semiconductors N.V.

(Name of Person Filing Statement)

Common Stock, Par Value EUR 0.20 Per Share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Dr. Jean A.W. Schreurs

SVP and Chief Corporate Counsel

60 High Tech Campus

5656 AG

Eindhoven, The Netherlands

+31-40-2728686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King

Allison R. Schneirov

Alexandra J. McCormack

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

212-735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 34 to Schedule 14D-9 (this “Amendment No. 34”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Schedule 14D-9 relates to the offer by Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Parent”), to acquire all of the outstanding common shares, par value €0.20 per share, of the Company (the “Shares”). On February 20, 2018, the Company and Buyer entered into an amendment (“Amendment No. 1”) to the Purchase Agreement, dated as of October 27, 2016, by and between the Company and Buyer. On April 19, 2018, the Company and Buyer entered into an amendment (“Amendment No. 2”) to the Purchase Agreement, dated as of October 27, 2016 (as amended by Amendment No. 1 and Amendment No. 2, the “Purchase Agreement”), by and between the Company and Buyer. Pursuant to Amendment No. 1, the offer price was increased from $110.00 per Share to $127.50 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (the “Offer Consideration”) (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2016, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 34, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 34 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by replacing “5:00 p.m., New York City time, on April 20, 2018” in provision (i) of the second paragraph of such section with “5:00 p.m., New York City time, on April 27, 2018”.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on April 20, 2018, is being extended in accordance with the Purchase Agreement until 5:00 p.m., New York City time, on April 27, 2018, unless further extended or earlier terminated in accordance with the Purchase Agreement.

On April 19, 2018, Parent issued a press release announcing, among other things, the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(oo) to the Schedule 14D-9.

On April 19, 2018, the Company and Buyer entered into Amendment No. 2 to the Purchase Agreement (“Amendment No. 2”), pursuant to which, among other things, the End Date has been extended to July 25, 2018.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(b) Arrangements between the Company, Parent and Buyer—Purchase Agreement”is hereby amended and supplemented by adding the following new paragraph at the end of such section:

“On April 19, 2018, the Company and Buyer entered into Amendment No. 2. The summary and description of the material provisions of Amendment No. 2 contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to Amendment No. 2, which is filed as Exhibit 1 to the Form 6-K filed by the Company on April 19, 2018 and is incorporated herein by reference.”

Item 8.	Additional Information

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals” is hereby amended and supplemented by adding the following paragraph after the seventh paragraph of such section:

“The waiting period applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the HSR Act expired effective April 17, 2018 at 11:59 p.m., New York City time. Accordingly, the portion of the condition relating to the expiration or termination of any applicable waiting period applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the HSR Act has been satisfied.”

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals” is hereby amended and supplemented by adding the following sentence to the end of the ninth paragraph of such section:

“On April 16, 2018, at the request of the Anti-Monopoly Bureau of the Ministry of Commerce of China, Parent withdrew its original merger notification submitted to the Anti-Monopoly Bureau. Parent re-filed the notification on the same day with the Anti-Monopoly Bureau.”

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(c) Annual Report on Form 20-F and Reports on Form 6-K”is hereby amended and supplemented by replacing the section, in its entirety, with the following:

“For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference: (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 11, 2018 (the “2017 Annual Report”); and (ii) the Company’s current reports on Form 6-K dated as of May 4, 2017, August 3, 2017, October 26, 2017, and February 8, 2018.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(oo)	Press release issued by Parent, dated April 19, 2018 (incorporated by reference to Exhibit (a)(5)(KK) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2018

NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Dr. Jean A.W. Schreurs SVP and Chief Corporate Counsel